
RECEIVED
FEB 2 6 2007
199
PROCESSING
SEC MAIL
SECTION
WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington


07001698

AB* 3/1

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 –_52203__ |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

JOSEPH GRACE HOLDINGS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD TUCKER (212) 461-2282
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, SILVIA BASILOTTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified In Ulster County
Commission Expires July 31, 20 10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH., D.C.
199
SECTION

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Joseph Grace Holdings, Inc.:

We have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Joseph Grace Holdings, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 13, 2007

# JOSEPH GRACE HOLDINGS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 45,714 |
| Due from brokers | 165,455 |
| Securities owned, at market value | 41,250 |
| Referral fees receivable | 443,295 |
| Receivables from shareholders | 495,131 |
| Other assets | 10,500 |
| TOTAL ASSETS | $ 1,201,345 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 469,969 |
| Bank loan payable | 19,220 |
| TOTAL LIABILITIES | 489,189 |
| Shareholders' equity: | |
| Common stock, no par value, 1,500 shares authorized 1,500 shares issued and outstanding | - |
| Additional paid-in capital | 363,915 |
| Retained earnings | 348,241 |
| TOTAL SHAREHOLDERS' EQUITY | 712,156 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,201,345 |

The accompanying notes are an integral part of this financial statement.

JOSEPH GRACE HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Joseph Grace Holdings, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no customer accounts with debit balances that presented any material risk of loss.

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

The Company records securities transactions on a trade-date-basis. Securities owned are valued at market and the resulting gains and losses are reflected in income.

JOSEPH GRACE HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 2 - INCOME TAXES

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax. A provision for these taxes is reflected in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2006, the Company had net capital of $124,903 that exceeded their requirements by $24,903.

NOTE 4 - COMMITMENTS

The Company has two cancelable operating leases on its office space. For the office space in New York, as part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoiced by the building owner. The minimum future lease payments of this lease are approximately $43,600 for the year ending December 31, 2007. For the office space in Connecticut, the lease can be canceled within thirty days notice. The minimum future lease payments of this lease are approximately $19,300 for the year ending December 31, 2007.

END